September 14, 2018

Benjie Dong
Chief Financial Officer
Fuwei Films (Holdings), Co. Ltd.
No. 387 Dongming Road
Weifang Shandong
People's Republic of China
261061

       Re: Fuwei Films (Holdings), Co. Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 23, 2018
           File No. 001-33176

Dear Mr. Dong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction